March 16, 2007

Mail Stop 4561

Mr. J. Patrick Spainhour
Chairman and Chief Executive Officer
The ServiceMaster Company
860 Ridge Lake Boulevard
Memphis, TN 38120

>   **Re: The ServiceMaster Company**
>   **Form 10-K for the year ended December 31, 2006**
>   **Filed February 27, 2007**
>   **File No. 1-14762**

Dear Mr. Spainhour:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management Discussion and Analysis of Financial Condition and Results of Operations

2006 Financial Position and Liquidity

Liquidity, page 21

1.   We note on page 42 that you have capital lease obligations in the amount of $27 million, but it is not clear if these obligations have been included in your table of

contractual obligations. Please revise the table in future filings to include a line item for capital lease obligations as illustrated in Item 303(A)(5) of Regulation S-K.

Consolidated Statements of Financial Position, page 28

2.   Please clarify why the minority interest related to Terminix has not changed in value from period to period.

Notes to Consolidated Financial Statements

Significant Accounting Policies

Revenue, page 32

3.   We note from the information under this heading that revenues for commercial disaster response and reconstruction projects are recognized under the percentage of completion method based on the ratio of costs incurred to total estimated project costs. Please clarify whether these project revenues are within the scope of SOP 81-1, or not. If not, please clarify how the company considered the guidance of SAB 101 in its determination that it was appropriate to account for these revenues under the percentage of completion method. Your response should further clarify how this revenue recognition methodology differs from the proportional performance method.

Commitments and Contingencies, page 42

4.   In view of the significance of the company's liabilities for self-insurance losses, termite damage claims and home warranty claims, tell us the consideration you gave to including the activity in each of these accounts in a separate note to the financial statements. In addition, clarify how incurred but not reported claims at each period end are accounted for.

Quarterly Operating Results (Unaudited), page 49

5.   Please revise to present net income (loss) for each quarter within the two most recent fiscal years in future filings. Refer to Item 302 of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3780 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant